Exhibit 99.1
To Shareholders
Notice of the 39th Annual General Meeting of Shareholders
We hereby notify you that the 39th Annual General Meeting of Shareholders will be held as follows in accordance with the Article 20 of the Articles of Incorporation (“AOI”).
[The figures provided in this material relate only to POSCO, and are not consolidated with those of its subsidiaries.]
1. Date: February 23, 2007 9:00 (AM)
2. Place: POSCO Center, 892, Daechi-4dong Gangnam-gu, Seoul, 135-777, Korea
3. Agenda
Agenda 1 : Approval of Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 39th Fiscal Year:
Pursuant to the Article 449 of the Korean Commercial Act and the Article 53 of the Articles of Incorporation, approval of the nonconsolidated Balance Sheet, the Income Statement and the Statement of Appropriation of Retained Earnings for the 39th fiscal year, as attached hereafter, is requested.

Balance Sheet
As of December 31, 2006
(Unit: Korean thousand Won)

Description	2006		2005		Changes
(Asset)
I. Current Assets		7,870,885,111		8,399,476,336	Δ	528,591,225
1. Quick Assets		5,136,180,708		5,680,631,649	Δ	544,450,941
a. Cash and cash equivalents		512,420,904		249,638,329		262,782,575
b. Short-term financial instruments		626,445,921		584,554,753		41,891,168
c. Short-term investment securities		2,074,440,025		2,516,376,704	Δ	441,936,679
d. Trade receivables		1,805,728,150		2,112,788,924	Δ	307,060,774
Present value discount account		0		0		0
Allowance for doubtable accounts	Δ	1,986,301	Δ	2,535,347		549,046
e. Short-term loans		14,069		414,069	Δ	400,000
Allowance for doubtable accounts	Δ	15	Δ	497		482
f. Other receivable		116,063,690		198,950,649	Δ	82,886,959
Allowance for doubtable accounts	Δ	22,880,671	Δ	55,730,345		32,849,674
g. Accrued income		16,447,742		9,867,429		6,580,313
h. Prepayment		4,574,037		0		4,574,037
i. Prepaid expenses		4,866,215		2,893,710		1,972,505
j. Deferred income tax assets		0		62,952,338	Δ	62,952,338
k. Other quick assets		46,942		833,734	Δ	786,792
Allowance for doubtable accounts		0	Δ	372,801		372,801
2. Inventories		2,734,704,403		2,718,844,687		15,859,716
a. Finished goods		495,568,924		454,931,704		40,637,220
b. By-products		2,400,575		1,830,487		570,088
c. Semi-finished goods		686,943,537		717,504,485	Δ	30,560,948
d. Raw materials		569,633,853		704,544,072	Δ	134,910,219
e. Fuel and materials		333,799,649		255,130,125		78,669,524
f. Materials in transit		645,826,073		584,456,496		61,369,577
g. Other inventories		531,792		447,318		84,474

Balance Sheet
As of December 31, 2006
(Unit: Korean thousand Won)

Description	2006		2005		Changes
II . Non-current Assets		18,491,987,732		15,807,473,571		2,684,514,161
1. Investments		5,796,454,243		4,630,901,998		1,165,552,245
a. Long-term financial instruments		44,900		44,900		0
b. Long-term investment securities		5,658,350,545		4,501,834,919		1,156,515,626
c. Long-term loans		0		0		0
Allowance for doubtable accounts		0		0		0
d. Long-term trade receivables		28,258,808		37,470,352	Δ	9,211,544
Present value discount account		0		0		0
Allowance for doubtable accounts	Δ	5,687,281	Δ	8,855,538		3,168,257
e. Guarantee deposits		971,665		963,403		8,262
f. Other investments		114,544,410		99,444,063		15,100,347
Allowance for doubtable accounts	Δ	28,804	Δ	101	Δ	28,703
2. Tangible Assets		12,466,115,714		10,898,678,921		1,567,436,793
a. Land		852,351,881		833,159,360		19,192,521
b. Buildings		3,321,950,744		3,171,291,762		150,658,982
Accumulated depreciation	Δ	1,473,222,250	Δ	1,329,671,836	Δ	143,550,414
c. Structures		2,129,198,783		2,016,351,682		112,847,101
Accumulated depreciation	Δ	872,644,798	Δ	776,131,087	Δ	96,513,711
d. Machinery and equipment		22,351,265,241		20,565,705,588		1,785,559,653
Accumulated depreciation	Δ	16,756,521,843	Δ	16,049,298,601	Δ	707,223,242
e. Vehicle and transportation		169,982,675		151,172,924		18,809,751
Accumulated depreciation	Δ	137,338,302	Δ	127,437,403	Δ	9,900,899
f. Tools and fixtures		133,994,836		128,801,496		5,193,340
Accumulated depreciation	Δ	106,287,961	Δ	96,183,640	Δ	10,104,321
g. Furniture		147,141,931		146,090,780		1,051,151
Accumulated depreciation	Δ	105,245,782	Δ	99,227,893	Δ	6,017,889
h. Construction in-progress		2,811,490,559		2,364,055,789		447,434,770
3. Intangible Assets		229,417,775		277,892,652	Δ	48,474,877
a. Industrial property rights		1,084,555		1,303,696	Δ	219,141
b. Port facilities use rights		112,101,726		127,258,513	Δ	15,156,787
c. Land use rights		2,700,489		310,692		2,389,797
d. Other intangible assets		113,531,005		149,019,751	Δ	35,488,746
Total Assets		26,362,872,843		24,206,949,907		2,155,922,936

Balance Sheet
As of December 31, 2006
(Unit: Korean thousand Won)

Description	2006		2005		Changes
(Liabilities)
I . Current Liabilities		1,746,903,683		3,776,632,948	Δ	2,029,729,265
1. Trade payables		519,681,969		444,615,490		75,066,479
2. Income taxes payable		567,558,742		1,242,046,950	Δ	674,488,208
3. Dividends payable		3,668,804		3,154,381		514,423
4. Current portion of long-term debts		10,298,183		931,448,575	Δ	921,150,392
5. Other accounts payables		305,795,983		408,776,965	Δ	102,980,982
6. Advances from customers		30,037,698		15,156,514		14,881,184
7. Withholdings		24,045,438		23,085,060		960,378
8. Accrued expenses		200,095,530		680,452,094	Δ	480,356,564
9. Unearned income		2,268,475		2,287,401	Δ	18,926
10. Deferred income tax liabilities		75,824,381		0		75,824,381
11. Other current liabilities		7,628,480		25,609,518	Δ	17,981,038
II . Long-term Liabilities		2,824,310,998		919,859,690		1,904,451,308
1. Debentures		2,073,391,283		443,969,849		1,629,421,434
Discount on debentures	Δ	12,668,859	Δ	2,171,580	Δ	10,497,279
2. Long-term borrowings		45,100,000		0		45,100,000
3. Foreign currency long-term borrowings		3,002,227		4,953,831	Δ	1,951,604
4. Bank loans		26,449,042		36,103,944	Δ	9,654,902
5. Retirement and severance benefits (net)		224,282,133		185,444,575		38,837,558
6. Deferred income tax liabilities		384,241,521		209,861,154		174,380,367
7. Other long-term liabilities		80,513,651		41,697,917		38,815,734

Total Liabilities		4,571,214,681		4,696,492,638	Δ	125,277,957

Balance Sheet
As of December 31, 2006
(Unit: Korean thousand Won)

Description	2006		2005		Changes
(Stockholder’s Equity)
I. Capital Stock		482,403,125		482,403,125		0
II. Capital Surplus		3,934,587,486		3,879,300,669		55,286,817
1. Paid-in capital in excess of par value		463,825,293		463,825,293		0
2. Assets revaluation surplus		3,172,775,771		3,172,775,771		0
3. Other capital surplus		297,986,422		242,699,605		55,286,817
III. Retained Earnings		18,743,894,243		16,173,776,125		2,570,118,118
1. Legal reserve		241,201,563		241,201,563		0
2. Reserve for business rationalization		918,300,000		918,300,000		0
3. Reserve for research & development		1,383,333,333		1,303,333,333		80,000,000
4. Reserve for business expansion		12,357,500,000		9,357,500,000		3,000,000,000
5. Reserve for dividends		569,232,914		377,699,248		191,533,666
6. Unappropriated retained earnings		3,274,326,433		3,975,741,981	Δ	701,415,548
(Net income for the year)		(3,206,604,725)		(3,994,564,967)	Δ	(787,960,242)
IV. Capital Adjustments	Δ	1,369,226,692	Δ	1,025,022,650	Δ	344,204,042
1. Treasury stock	Δ	1,670,689,854	Δ	959,205,326	Δ	711,484,528
2. Gain(Loss) on valuation of investment securities		301,463,162	Δ	65,817,324		367,280,486
3. Overseas operations translation credit		0		0		0
4. Derivatives adjustment		0		0		0
Total Stockholder’s Equity		21,791,658,162		19,510,457,269		2,281,200,893
Total Liabilities and Stockholder’s Equity		26,362,872,843		24,206,949,907		2,155,922,936

Income Statement
For the Years ended December 31, 2006
(Unit: Korean thousand Won)

Description	2006	2005	Changes
I. Sales	20,043,409,118	21,695,043,976	Δ	1,651,634,858
1. Sales of finished goods	19,969,416,405	21,655,119,858	Δ	1,685,703,453
2. Other sales	73,992,713	39,924,118		34,068,595
II. Cost of Sales	15,033,450,121	14,702,802,725		330,647,396
1. Cost of finished goods	15,001,215,502	14,684,714,369		316,501,133
2. Other cost of sales	32,234,619	18,088,356		14,146,263
III. Gross Profit	5,009,958,997	6,992,241,251	Δ	1,982,282,254
IV. Selling and Administrative Expenses	1,117,651,599	1,080,355,652		37,295,947
1. Salaries	87,636,912	89,679,786	Δ	2,042,874
a. Employees’ salaries	74,837,784	73,446,253		1,391,531
b. Severance allowance	12,799,128	16,233,533	Δ	3,434,405
2. Administrative expenses	497,346,788	513,023,738	Δ	15,676,950
a. Welfare expenses	67,737,092	80,993,217	Δ	13,256,125
b. Travel	12,429,127	11,013,000		1,416,127
c. Communications	6,080,155	5,842,749		237,406
d. Light, water	990,420	1,011,573	Δ	21,153
e. Heating	254,554	475,133	Δ	220,579
f. Taxes and public dues	3,847,197	4,364,451	Δ	517,254
g. Depreciation and amortization	27,956,678	36,646,035	Δ	8,689,357
h. Rent	30,070,950	38,999,765	Δ	8,928,815

Income Statement
For the Years ended December 31, 2006
(Unit: Korean thousand Won)

Description	2006	2005	Changes
i. Repairs	10,693,991	16,011,272	Δ	5,317,281
j. Insurance	4,161,726	3,056,279		1,105,447
k. Entertainment	2,869,095	2,692,634		176,461
l. Advertising	73,862,179	84,443,710	Δ	10,581,531
m. Research and development expenses	32,546,788	34,830,209	Δ	2,283,421
n. Development	6,336,685	5,737,861		598,824
o. Fees and charges	120,931,290	123,632,841	Δ	2,701,551
p. Prize	8,610,500	6,443,442		2,167,058
q. Office supplies	3,928,407	5,377,617	Δ	1,449,210
r. Clothing	104,585	54,519		50,066
s. Subscription and printing	2,429,093	3,120,789	Δ	691,696
t. Vehicles	4,795,349	4,125,273		670,076
u. Membership fees	6,586,487	8,182,810	Δ	1,596,323
v. Training	13,896,751	14,182,443	Δ	285,692
w. Public affair expenses	5,925,951	6,637,250	Δ	711,299
x. Compensation cost of stock option	49,884,576	14,947,401		34,937,175
y. Other	417,162	201,465		215,697
3. Selling expenses	532,667,899	477,652,128		55,015,771
a. Freight	481,321,371	445,241,443		36,079,928
b. Operating expenses for distribution center	6,346,236	5,600,423		745,813
c. Sales commissions	38,969,763	20,462,712		18,507,051
d. Sales advertising	225,568	1,153,154	Δ	927,586
e. Sales promotions	3,905,236	4,128,793	Δ	223,557
f. Samples	1,138,043	613,672		524,371
g. Sales insurance	194,537	451,931	Δ	257,394
h. Bad debts expenses	567,145	—		567,145

Income Statement
For the Years ended December 31, 2006
(Unit: Korean thousand Won)

Description	2006	2005	Changes
V. Operating Income	3,892,307,398	5,911,885,599	Δ	2,019,578,201
	—	—		0
VI. Non-operating Income	810,890,071	746,914,867		63,975,204
1. Interest income	81,653,839	63,302,538		18,351,301
2. Dividend income	60,692,893	72,999,151	Δ	12,306,258
4. Gain on disposition of marketable securities	59,842,623	50,212,392		9,630,231
5. Gain on valuation of marketable securities	16,457,220	13,594,139		2,863,081
6. Gain on foreign currency transaction	114,748,623	88,804,126		25,944,497
7. Gain on foreign currency translation	74,352,105	141,658,588	Δ	67,306,483
8. Gain valuation of investments	327,878,665	147,289,363		180,589,302
using the equity method of accounting	—	—		0
9. Gain on disposition of investments	1,045,601	540,169		505,432
10. Gain on disposition of tangible assets	13,919,748	21,010,463	Δ	7,090,715
11. Gain on derivatives transaction	779,050	2,361,721	Δ	1,582,671
12. Reversal of allowance for doubtable accounts	563,187	12,381,713	Δ	11,818,526
13. Refund of income taxes	5,107,727	1,865,034		3,242,693
14. Miscellaneous income	53,848,790	130,895,470	Δ	77,046,680
	—	—		0
VII. Non-operation Expenses	584,763,223	1,304,607,704	Δ	719,844,481
1. Interest expense	78,784,538	88,308,878	Δ	9,524,340
a. Interest Payables	78,107,893	88,006,609	Δ	9,898,716
b. Guarantee Fees on payment	42,144	48,588	Δ	6,444
c. Financial Fees Expenses	634,501	253,681		380,820
2. Other bad debts expenses	14,907,693	—		14,907,693
3. Loss on disposition of marketable securities	—	—		0
4. Loss on valuation of marketable securities	—	—		0
5. Loss on foreign currency transaction	112,770,190	77,801,991		34,968,199
6. Loss on foreign currency translation	1,345,266	9,600,988	Δ	8,255,722
7. Donations	135,351,633	138,977,819	Δ	3,626,186
8. Loss on valuation of equity method	16,982,400	100,408,757	Δ	83,426,357

Income Statement
For the Years ended December 31, 2006
(Unit: Korean thousand Won)

Description	2006	2005	Changes
9. Loss on impairment of investment securities	—	7,580,293	Δ	7,580,293
10. Loss on disposition of investments	65,305,353	120,792,840	Δ	55,487,487
11. Loss on disposition of tangible assets	73,177,345	84,508,096	Δ	11,330,751
12. Loss on disposition of tangible assets	3,734,452	81,439,673	Δ	77,705,221
13. Loss on derivatives transaction	23,696,102	1,497,989		22,198,113
14. Loss on valuation of derivatives	—	18,726,772	Δ	18,726,772
15. Loss on impairment of tangible assets	471,228	—		471,228
16. Loss on disposition of trade receivables	19,859,379	—		19,859,379
17. Miscellaneous loss	38,377,644	574,963,608	Δ	536,585,964
VIII. Ordinary Income	4,118,434,246	5,354,192,762	Δ	1,235,758,516
	—	—		0
IX. Extraordinary Gains	—	—		0
	—	—		0
X. Extraordinary Losses	—	—		0
	—	—		0
XI. Income Before Income Taxes	4,118,434,246	5,354,192,762	Δ	1,235,758,516
	—	—		0
XII. Income Tax Expense	911,829,521	1,359,627,795	Δ	447,798,274
1. Income tax	831,949,130	1,239,854,186	Δ	407,905,056
2. Residents’ tax	79,880,391	119,773,609	Δ	39,893,218
	—	—		0
XIII. Net Income	3,206,604,725	3,994,564,967	Δ	787,960,242
(Ordinary income per share)	40,748	50,438	Δ	9,690
(Earning per share)	40,748	50,438	Δ	9,690

The Statement of Appropriation of Retained Earnings
For the Year Ended December 31, 2006
(Unit: Korean thousand Won)

Description			2006		2005		Note
I.	Retained Earnings Before Appropriations			3,274,326,433		3,975,741,981
	1.	Unappropriated retained earnings carried over from prior year	223,282,629		142,830,664
	2.	Gain and loses valuation of investments using the equity method of accounting from prior year	0		Δ4,133,782		o.The interim dividend amount is 2,000 won per stock in 2005. (40%)
	3.	Retirement of treasury stock	0		0
	4.	Interim dividends	Δ155,560,921		Δ157,519,868
		- dividend rate as % par value(40%)					o.The interim dividend amount is 2,000 won per stock in 2006. (40%)
	5.	Net income	3,206,604,725		3,994,564,967
II.	Transfer From Voluntary Reserves and others			338,333,333		200,000,000
	1.	Reserve for research and development	338,333,333		200,000,000
		Total		3,612,659,766		4,175,741,981
III.	Appropriations of Retained Earnings			3,451,892,738		3,952,459,352
	1.	Legal reserve					o.The year end dividend amount is 6,000 won per stock in 2005. (120%)
	2.	Reserve for research and development	400,000,000		280,000,000
	3.	Dividends	465,557,652		480,925,686
		a. Cash dividends	465,557,652		480,925,686
		- dividend rate as % par value(120%)					o.The year end dividend amount is 6,000 won per stock in 2006. (120%)
	4.	Reserve for business expansion	2,400,000,000		3,000,000,000
	5.	Reserve for dividends	186,335,086		191,533,666

IV.	Unappropriated Retained Earnings to be Carried Over Forward To Subsequent Year			160,767,028		223,282,629

Agenda 2: Partial Amendments to Articles of Incorporation
Pursuant to the Article 433 of the Korean Commercial Act (Method of Amendment of Articles of Incorporation) and the Article 24 of the Articles of Incorporation, approval of partial amendments to Articles of Incorporation is requested.
Amendments to Articles of Incorporation (Proposal)

Current Provisions	Proposed Changes
Article 2. Purpose	Article 2. Purpose

The purpose of the Company is to engage in the following business activities:	The purpose of the Company is to engage in the following business activities:

The purpose of the Company is to engage in the following business activities:

1. To manufacture, market, promote, sell and distribute iron, steel and rolled products;

2. To engage in harbor loading and unloading, transportation and warehousing businesses;

3. To engage in the management of professional athletic organizations;

4. To engage in the supply of LNG and power generation, and as well as in the distribution business thereof;

5. To engage in leasing of real estate and distribution businesses;

6. To engage in the supply of district heating business;

Items 1 through 3 and 5 through 8: [The same as the current

Items 1 through 3 and 5 through 8.]

4. To engage in the supply of LNG and power generation as well as the distribution business thereof and in the resources development business [newly inserted];

9. To engage in manufacture, process and sale of non-ferrous metal [newly inserted]; and

10. [The same as the current Item 9]

7. To engage in marine transportation, processing and sales of minerals within or outside of Korea;

8. To engage in educational service and other services related to business;

9. To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

Current Provisions	Proposed Changes
Article 10. Pre-emptive Rights	Article 10. Pre-emptive Rights
(2)-6. If the Company issues new shares to the domestic and/or foreign entities in accordance with a joint venture agreement or technology license and transfer agreement executed by and between the Company and such entities for the management purposes;
(2)-6. If the Company issues new shares to the domestic and/or foreign entities in accordance with a joint venture agreement, strategic alliance or technology license and transfer agreement executed by and between the Company and such entities for the management purposes; [newly inserted]

Current Provisions	Proposed Changes
Article 16. Issuance of Convertible Bonds	Article 16. Issuance of Convertible Bonds

(1) The Company may issue convertible bonds in the aggregate face amount not exceeding one trillion(1,000,000,000,000) Won to persons other than the shareholders in the following cases:

1. If the Company issues convertible bonds by public offering.

2. If the Company enters into a Joint Venture Agreement or a Technical License and Transfer Agreement, when it is deemed necessary, and issues convertible bonds to any domestic or international corporation accordingly.

3. If the Company issues convertible bonds to a domestic or international financial institution to provide urgently needed funds.

(2) Convertible bonds mentioned in Paragraph (1) may, by resolution of the Board of Directors, be issued with their conversion rights limited to a certain portion of their face amount.

(3) Upon conversion from the aggregate face amount of convertible bonds, common shares may be issued up to six hundred billion (600,000,000,000) Won and preferred shares may be issued up to four hundred billion (400,000,000,000) Won, and the conversion price, which shall not be less than the par value of the shares, shall be determined by
(1) The Company may issue convertible bonds in the aggregate face amount not exceeding two trillion(2,000,000,000,000) Won to persons other than the shareholders in the following cases:

1. If the Company issues convertible bonds by public offering.

2. If the Company enters into a joint venture agreement, strategic alliance or technical license and transfer agreement, when it is deemed necessary, and issues convertible bonds to any domestic or international corporation accordingly. [newly inserted]

3. If the Company issues convertible bonds to a domestic or international financial institution to provide urgently needed funds.

(2) [The same as the current provision]

(3) Upon conversion from the aggregate face amount of convertible bonds, common shares may be issued up to one trillion three hundred billion (1,300,000,000,000) Won and preferred shares may be issued up to seven hundred billion (700,000,000,000) Won, and the conversion price, which shall not be less than the par value of the shares, shall be determined by resolution of the Board of Directors at the time of issuance of the convertible bonds.

Current Provisions	Proposed Changes
resolution of the Board of Directors at the time of issuance of the convertible bonds.

(4) The conversion period shall be the period commencing from the date of issuance of the convertible bonds and ending on the date immediately preceding the date of redemption of the convertible bonds. The conversion period may be adjusted by a resolution of the Board of Directors; provided, that the conversion period shall in any event fall within the period mentioned above.
(4) [The same as the current provision] (5) [The same as the current provision]

(5) The provision of Article 10, Paragraph (5) shall apply mutatis mutandis to the payment of dividends on the shares issued upon conversion and the payment of interest on the convertible bonds.

Current Provisions	Proposed Changes
Article 17. Issuance of Bonds with Warrants	Article 17. Issuance of Bonds with Warrants

(1) The Company may issue bonds with warrants in the aggregate face amount not exceeding one trillion(1,000,000,000,000) Won to persons other than the shareholders in the cases prescribed in Paragraph (1) of Article 16.
(1) The Company may issue bonds with warrants in the aggregate face amount not exceeding two trillion(2,000,000,000,000) Won to persons other than the shareholders in the cases prescribed in Paragraph (1) of Article 16.

(2) The amount with respect to which the pre-emptive rights may be exercised shall be determined by resolution of the Board of Directors; provided, that such amount shall be not in any event exceed the aggregate face amount of the bonds with warrants.
(2) [The same as the current provision]

(3) Upon exercising of the warrants, from the aggregate face amount of bonds with warrants, common shares may be issued up to six hundred billion (600,000,000,000) Won and preferred shares may be issued up to four hundred billion (400,000,000,000) Won, and the issue price, which shall not be less than the par value of the shares, shall be determined by resolution of the Board of Directors at the time of issuance of the bonds with warrants.
(3) Upon exercising of the warrants, from the aggregate face amount of bonds with warrants, common shares may be issued up to one trillion three hundred billion (1,300,000,000,000) Won and preferred shares may be issued up to seven hundred billion (700,000,000,000) Won, and the issue price, which shall not be less than the par value of the shares, shall be determined by resolution of the Board of Directors at the time of issuance of the bonds with warrants.

(4) The period during which the pre-emptive rights may be exercised shall be the period commencing from the date of issuance of the bonds with warrants and ending on the date immediately preceding the date of redemption of the bonds with warrants. The period during which the pre-emptive rights may be exercised may be adjusted by resolution of the Board of Directors; provided, that such period shall be in any event fall within the period mentioned above.
(4) [The same as the current provision]

(5) The provision of Article 10, Paragraph (5) shall apply, mutatis mutandis, to the payment of dividends on the new shares issued upon exercise of the pre-emptive rights.	(5) [The same as the current provision]

Current Provisions	Proposed Changes
Article 28. Election of the Directors	Article 28. Election of the Directors

(1) The Directors shall be elected at the General Meeting of Shareholders.	(1) ~ (2)[The same as the current provisions]

(2) By resolution of the Board of Directors, the Company shall appoint the Chairman and Representative Director, and may appoint a number of Representative Directors. The Company, by resolution of the Board of Directors, may appoint President, Executive Vice Presidents, Senior Managing Directors and Managing Directors from among Executive Directors recommended by the Chairman.
(3) If Directors are appointed by a cumulative voting, the Executive Directors, the Independent Non-Executive Directors to be the members of the audit committee and other Independent Non-Executive Directors are separately considered, and then the cumulative voting shall apply to each group. [newly inserted]

ADDENDA (February 23, 2007)

The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 39th fiscal year.

Agenda 3:Election of the Directors
3-1 : Election of Independent Non-executive Directors
Pursuant to the Article 191-16 of the Korean Securities and Exchange Act and the Article 28 of the Articles of Incorporation, approval of election of Outside Directors is requested.
The terms of office of two Independent Non-Executive Directors expire at the 39th Annual General Meeting of Shareholders.
Two persons were nominated for two seats for Independent Non-Executive Directorship as follows :
[List of Candidates for Independent Non-Executive Director]

			Transaction with	Relationship
	Date of Birth	Major	POSCO for the	with major
Name	Nominated by	Experience	latest 3 years	shareholders	Tenure
May 7, 1949

Jun, Kwang-Woo	Director Candidate Recommendation Committee	Former Vice Chairman, Woori Financial Group	Granted Stock Option Right by 1,862	None	3 years

Mar. 26, 1956

Park, Won-Soon	Director Candidate Recommendation Committee	Executive Director, The Beautiful Foundation	None	None	3 years

3-2 : Election of Independent Non-Executive Director as Audit Committee Members
Pursuant to Article 415-2 of the Korean Commercial Act, the Article 191-17 of the Korean Securities and Exchange Act and the Article 28 of the Articles of Incorporation, approval of election of Independent Non-Executive Director as Audit Committee member is requested.
The term of office of one Independent Non-Executive Director of Audit Committee expires at the 39th Annual General Meeting of Shareholders.
One person was nominated for one seat for Independent Non-Executive Directorship as Audit Committee Member as follows :
[ List of Candidate for Audit Committee Members ]

			Transaction with	Relationship
	Date of Birth	Major	POSCO for the	with major
Name	Nominated by	Experience	latest 3 years	shareholders	Tenure
Jun. 7, 1952

Jeffrey D. Jones	Director Candidate Recommendation Committee	Former Chairman, American Chamber of Commerce in Korea	Granted Stock Option Right by 1,862	None	3 years

3-3 Election of Executive Directors
Pursuant to the Article 382 of the Korean Commercial Act and the Article 28 of the Articles of Incorporation, approval of election of Executive Directors is requested.
The terms of office of three Executive Directors expire at the 39th Annual General Meeting of Shareholders.
Three persons were nominated for two seats for Executive Directorship as follows :
[List of Candidates for Executive Director]

			Transaction with	Relationship
	Date of Birth	Major	POSCO for the	with major
Name	Nominated by	Experience	latest 3 years	shareholders	Tenure
Mar. 15, 1946

Lee, Ku-Taek	Board of Directors	Chief Executive Officer, POSCO	Granted Stock Option Right by 49,000	None	3 years
Jul. 17, 1948

Yoon, Seok-Man	Board of Directors	President, POSCO	Granted Stock Option Right by 7,840	None	3 years
Feb. 3, 1948

Chung, Joon-Yang	Board of Directors	Senior Executive Vice President, POSCO	Granted Stock Option Right by 4,900	None	3 years

Agenda 4 : Approval of Limits of Total Remuneration for Directors
Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Articles of Incorporation, approval of limits of total remuneration for Directors in the 40th fiscal year is requested as follows :
[The Limits of Total Remuneration for Directors]

	The 39th Fiscal Year	The 40th Fiscal Year
	(2006)	(2007)
Number of Directors (Outside Directors)	15 (9)	15 (9)

Ceiling Amount of Total Remuneration	KRW 6.0 billion	KRW 6.0 billion
•	In the 39th fiscal year, KRW 4.1 billion was paid for 6 Executive Directors and KRW 0.6 billion for 9 Independent Non-Executive Directors

•	In the 40th fiscal year, it is proposed to maintain KRW 6.0 billion for limits of total remuneration for Directors.